UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  April 22, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 1. Fundamental Changes

On April 21, 2021, Contact Gold Corp. (the “Company”) announced that it commenced the process to redomicile from the State of Nevada to the province of British Columbia by (a) completing a plan of conversion from the State of Nevada to continue into the Province of British Columbia (the “Continuance”), and (b) immediately thereafter completing a plan of arrangement under the laws of British Columbia (the “Arrangement” and together with the Continuance, the “Repatriation Transaction”).

In order to complete the Repatriation Transaction, the Company has entered into a definitive arrangement agreement (the "Arrangement Agreement") with one of its wholly-owned subsidiaries, a British Columbia corporation (“BC Co”) pursuant to which, and subject to the terms and conditions of the Arrangement Agreement and the plan of arrangement, Contact Gold and BC Co will complete a vertical amalgamation.

Approval of the Repatriation Transaction is subject to shareholder approval.  Accordingly, at the Company’s upcoming Annual and Special Meeting of Shareholders (the “AGM”), shareholders of the Company will be asked to vote on the Continuance and on the Arrangement.  The Arrangement Agreement has been unanimously approved by the board of directors of the Company, and the board recommends that shareholders vote in favour of the Repatriation Transaction. All senior officers, directors and certain shareholders of the Company (including Waterton) have entered into voting and support agreements (the “Voting Support Agreements”) in favour of the Repatriation Transaction.

Completion of the Arrangement is subject to approval by the Supreme Court of British Columbia, and receipt of applicable regulatory, and third-party approvals and consents as may be required to effect and complete the transaction, including approval of the TSX Venture Exchange (the “TSXV”).

Securities issued in connection with the Repatriation Transaction are anticipated to be issued pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended.

Assuming that all requisite approvals are received, the Company expects to close the proposed Repatriation Transaction shortly after the date of the Meeting.

Item 9. Other Events

On April 21, 2021, the Company issued a news release announcing that it has commenced the Repatriation Transaction.

A copy of the Press Release is attached hereto as Exhibit 15.1, a copy of the Arrangement Agreement is attached hereto as Exhibit 15.2, and a copy of the Voting Support Agreement is attached hereto as Exhibit 15.3; and each are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  April 23, 2021

Index to Exhibits

Exhibit Number	Description

15.1	Press Release

15.2	Arrangement Agreement

15.3	Voting Support Agreement